

June 8, 2012

Via E-mail
Robert G. Pedersen II
Chief Executive Officer
Zagg Inc.
3855 South 500 West, Suite J
Salt Lake City, Utah 84115

> **Re:** **Zagg Inc.**
> **Registration Statement on Form S-3**
> **Filed May 30, 2012**
> **File No. 333-181748**

Dear Mr. Pedersen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 8

1. It appears that you know the identity of the selling shareholders. Accordingly, please disclose the information required by Item 507 of Regulation S-K with respect to such selling shareholders. Additionally, please briefly describe the transaction(s) in which the selling shareholders acquired the common shares and the warrants described in this section.

Incorporation of Certain Information by Reference, page 10

2. Please include the Current Report on Form 8-K filed on January 19, 2012 in the list of documents incorporated by reference into the registration statement.

Exhibit 5

3. We refer you to the last sentence of the first paragraph of page 2. While counsel may rely on the Opinion Certificate with respect to facts covered by such certificate, counsel may not rely solely on the Opinion Certificate for all facts material to its opinion. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Taylor Smith
Zagg Inc.

C. Parkinson Lloyd
Durham Jones & Pinegar, P.C.